Exhibit 19.03

Citigroup Inc. Share Repurchase and Securities Issuance Procedures
•Repurchases by Citigroup Inc. (Citi) of its common stock are executed in accordance with Rule 10b-18 and/or Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as applicable, and in compliance with all applicable securities laws.
•During open trading windows, Citi may engage in repurchases in accordance with Rule 10b-18. Repurchases during open trading windows are halted if Citi comes into possession of material non-public information (MNPI).
•During closed trading windows, including earnings blackout periods, repurchases are only permitted pursuant to a Rule 10b5-1 plan that was previously entered into when Citi was not in possession of MNPI.
•Issuances of securities by Citi are executed in compliance with all applicable securities laws.
•Citi cannot price securities issuances (i) during earnings blackout periods, and (ii) when outside of an earnings blackout period, if it is in possession of MNPI.